Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Teamshares Inc.

Commission File No. 001- 42540

Date: November 21, 2025

On November 21, 2025, Teamshares Inc., a Delaware corporation (“Teamshares”) , which is party to a previously disclosed Business Combination Agreement, dated as of November 14, 2025 with Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”), made the following communications (the “Communications”) on the social media platforms identified below. These Communications included weblinks to an article published online by Reuters on the same date, the text of which also appears below, following such Communications.

X

“About 3 million companies have owners aged 55+ and likely need to sell over the next decade, given family succession has become rare,” Co-founder and CEO Michael Brown told Reuters.

https://www.reuters.com/business/teamshares-list-us-via-746-million-t-rowe-price-backed-spac-deal-2025-11-14/

LinkedIn

As our Co-founder & CEO Michael Brown told Reuters: “About 3 million companies have owners aged 55+ and likely need to sell over the next decade, given family succession has become rare.”

Teamshares exists to solve this challenge. We provide retiring owners with a permanent home for their businesses, while helping employees become shareholders.

https://www.reuters.com/business/teamshares-list-us-via-746-million-t-rowe-price-backed-spac-deal-2025-11-14/

Teamshares to list in US via $746 million T. Rowe Price-backed SPAC deal

By Manya Saini

November 14, 202510:52 AM EST Updated November 14, 2025

The Nasdaq logo is displayed at the Nasdaq stock market site in New York City, U.S., July 16, 2025. REUTERS/Kylie Cooper/File Photo

Nov 14 (Reuters) - Teamshares, a buyer of small- to medium-sized enterprises, said on Friday it would go public in the U.S. through a $746 million blank-check deal with Live Oak Acquisition Corp (LOKV.O),  backed by accounts advised by investment giant T. Rowe Price (TROW.O).

Special purpose acquisition deals have made a comeback on Wall Street in 2025 after years of muted activity, with several marquee investors and financial firms once again turning to this alternative route to the public markets.

Teamshares acquires small and medium-sized enterprises using its tech platform and describes itself as a part financial technology firm and part holding company. Its subsidiaries have generated consolidated revenues of more than $400 million across 40 industries and 30 states.

“About 3 million companies have owners aged 55+ and likely need to sell over the next decade, given family succession has become rare,” Co-founder and CEO Michael Brown told Reuters.

The deal is expected to generate up to $333 million in proceeds, which includes a $126 million private investment in public equity anchored by T. Rowe Price with participation from other institutional investors and cash held in the SPAC’s trust account.

A SPAC is a shell company that raises money through an IPO to merge with a private business, allowing it to go public without a traditional IPO.

“The data we’ve seen around stock price performance for deSPACs with at least $25 million of EBITDA is about the same performance as conventional IPOs, so if you can predictably grow earnings, the SPAC is a great way to go public,” Brown said.

DeSPAC refers to the completion of a SPAC merger, through which the target becomes publicly listed.

Index tracking SPAC stocks outperforms equity markets

Teamshares’ existing investors include Khosla Ventures, USV, QED Investors, Slow Ventures, Inspired Capital and Spark Capital.

After the deal closes, the combined company will operate as “Teamshares Inc” and is expected to trade on the Nasdaq under the ticker symbol “TMS.”

“The combination allows us to keep reinvesting in more acquisitions and to continually develop our tech platform, both of which drive Teamshares’ flywheel,” Brown said.

Reporting by Manya Saini in Bengaluru; Editing by Devika Syamnath

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares intend to file a Registration Statement with the SEC, which will include a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.

5